June 27, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:        Andrew Mew, Senior Assistant Chief Accountant

Re:	Restaurant Brands International Limited Partnership
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-36787

Dear Mr. Mew:

On behalf of Restaurant Brands International Limited Partnership (the “Company”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated June 22, 2016 with respect to the above referenced Annual Report on Form 10-K of the Company (the “2015 Form 10-K”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

Non-GAAP Reconciliations, page 42

1. We note that you disclose the non-GAAP financial measures EBITDA and Adjusted EBITDA. Please revise to disclose the reasons why you believe that presentation of these measures provides useful information to investors regarding your financial condition and results of operations, as required by Item 10(e)(1)(i)(C). Please provide similar revisions in your Forms 10-Q.

June 27, 2016

Response:

The Company respectfully acknowledges the Staff’s comment. The Company plans to revise its disclosure on page 42, as indicated below, in accordance with the Staff’s request in future filings with the Commission.

Non-GAAP Reconciliations

The table below contains information regarding EBITDA and Adjusted EBITDA, which are non-GAAP measures, which may differ from similarly captioned measures of other companies in our industry. We believe that these non-GAAP measures are useful to investors in assessing our operating performance, as it provides them with the same tools that management uses to evaluate our performance and is responsive to questions we receive from both investors and analysts. By disclosing these non-GAAP measures, we intend to provide investors with a consistent comparison of our operating results and trends for the periods presented. EBITDA is defined as earnings (net income or loss) before interest, (gain) loss on early extinguishment of debt, taxes, and depreciation and amortization and is used by management to measure the operating performance of the business. Adjusted EBITDA is defined as EBITDA excluding the non-cash impact of share-based compensation and non-cash incentive compensation expense, ~~other operating expenses (income), net,~~and (income) loss from equity method investments, net of cash distributions received from equity method investments, ~~and all~~as well as other operating expenses (income), net. Other specifically identified costs associated with nonrecurring projects are also excluded from Adjusted EBITDA, including acquisition accounting impact on cost of sales ~~and~~, ~~TH~~ Tim Hortons transaction and restructuring costs and integration costs, each of which is associated with the acquisition of Tim Hortons. Adjusted EBITDA is used by management to measure operating performance of the business, excluding these non-cash and other specifically identified items that management believes ~~do not directly reflect our core operations, and~~are not relevant to management’s assessment of operating performance or the performance of an acquired business. Adjusted EBITDA, as defined above, also represents our measure of segment income.

* * * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 27, 2016

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 954-768-8255 or email at macculloughk@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough

     Kara L. MacCullough

cc:	Joshua Kobza, Chief Financial Officer
Jill Granat, General Counsel & Secretary